SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)
ETHYL CORPORATION
(Name of Issuer)
Common Stock
(Title of Class of Securities)
297659104
(CUSIP Number)
Check the following box if a fee is being
paid with this statement.
(A fee is not required only if the filing
person: (1) has a previous statement on
file reporting beneficial ownership of more
than five percent of the class of
securities described in Item 1; and (2) has
filed no amendment subsequent thereto
reporting beneficial ownership of five
percent or less of such class). (See Rule
13d-7).
The remainder of this cover page shall be
filled out for a reporting person's initial
filing on this form with respect to the
subject class of securities, and for any
subsequent amendment containing information
which would alter the disclosures provided
in a prior cover page.
The information required in the remainder
of this cover page shall not be deemed to
be "filed" for the purpose of Section 18 of
the Securities Exchange Act of 1934 ("Act")
or otherwise subject to the liabilities of
that section of the Act but shall be
subject to all other provisions of the Act
(however, see the Notes).
(Continued on following pages(s))
CUSIP NO.
297659104
13G
1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON
NationsBank Corporation
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
(a)
(b)
X
3
SEC USE ONLY
4
CITIZENSHIP OR PLACE OF ORGANIZATION
North Carolina Corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH
5
SOLE VOTING POWER
6
6
SHARED VOTING POWER
7
SOLE DISPOSITIVE POWER
8
SHARED DISPOSITIVE POWER
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY
EACH REPORTING PERSON
10
CHECK BOX IF THE AGGREGATE AMOUNT IN
ROW (9) EXCLUDES CERTAIN SHARES *
11
PERCENT OF CLASS REPRESENTED BY AMOUNT
IN ROW 9
Less Than 5% (Closing)
12
TYPE OF REPORTING PERSON *
HC
*SEE INSTRUCTION BEFORE FILLING OUT!
SCHEDULE 13G
Item
1(a) Name of Issuer:
Ethyl Corporation
Item 1(b) Address of Issuer's Principal
Executive Offices:
P. O. Box 2189
Richmond, Virginia 23217
Item 2(a) Name of Person(s) Filing:
NationsBank Corporation
Item 2(b) Address of Principal Business
Office or, if none, Residence:
101 South Tryon Street, NationsBank Plaza,
Charlotte, North Carolina 28255
Item 2(c) Citizenship:
North Carolina Corporation
Item 2(d) Title of Class of Securities:
Common Stock
Item 2(e) CUSIP Number:
297659104
Item 3 If this statement is filed pursuant
to Rules 13d-1(b), or 13d-2(b), check
whether the person filing is a:
(a)
Broker or Dealer registered under Section
15 of the Act
(b)
Bank as defined in Section 3(a)(6) of the
Act
(c)
Insurance Company as defined in Section
3(a)(19) of the Act
(d)
Investment Company registered under Section
8 of the Investment
Company Act
(e)
Investment Advisor registered under Section
203 of the Investment
Advisors Act of 1940
(f)
Employee Benefit Plan, Pension Fund which
is subject to the
provisions of the Employee Retirement
Income Security Act of 1974 or Endowment
Fund; see Sub-section 240.13d-
1(b)(1)(ii)(F)
(g)
X
Parent Holding Company in accordance with
Sub-section
240.13d-1(b)(ii)(G) (Note: See Item 7)
(h)
Group, in accordance with Sub-section
240.13d-1(b)(1)(ii)(H)
The following entities are holding
companies:
NationsBank Corporation
Item 4 Ownership:
With respect to the beneficial ownership of
the reporting entity as of 12/31/97, see
Items 5 through 11, inclusive, of the
respective cover pages of this Schedule 13G
applicable to such entity which are
incorporated herein by reference.
Item 5 Ownership of Five Percent or Less of
a Class:
If this statement is being filed to report
the fact that as of the date hereof the
reporting person has ceased to be the
beneficial owner of more than five percent
of the class of securities, check the
following
X
Item 6 Ownership of More Than Five Percent
on Behalf of Another Person:
Not Applicable
Item 7 Identification and Classification of
the Subsidiary Which Acquired
the Security Being Reported on By the Parent
Holding Company:
Pursuant to Rule 13d-1(b)(1)(ii)(G) of the
Securities Exchange Act of 1934, NationsBank
Corporation is filing this Schedule 13G as a
parent holding company.
Item 8 Identification and Classification of
Members of the Group:
Not Applicable
Item 9 Notice of Dissolution of Group:
Not Applicable
Item 10 Certification:
By signing below, I certify that, to the
best of my knowledge and belief, the
securities referred to above were acquired
in the ordinary course of business and were
not acquired for the purpose of and do not
have the effect of changing or influencing
the control of the issuer of such securities
and were not acquired in connection with or
as a participant in any transaction having
such purpose or effect.
Signature
After reasonable inquiry and to the best of
my knowledge and belief, I certify that the
information set forth in this statement is
true, complete and correct.
NATIONSBANK CORPORATION
Date: February 17, 1998
By:
Name: Satish G. Pattegar
Title: Senior Vice President